As filed with the Securities and Exchange Commission on
     March 18, 1999          Registration No. 333-48419

             SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC  20549
                     __________________
               POST-EFFECTIVE AMENDMENT NO. 1
                             TO
                          FORM SB-2
                   REGISTRATION STATEMENT
                            Under
                 THE SECURITIES ACT OF 1933
                      _________________

                   CHAPMAN HOLDINGS, INC.
       (Name of Small Business Issuer in its Charter)
        Maryland              6719             52-2069777
       (State or            (Primary          (IRS Employer
         Other              Standard          Identificatio
      Jurisdiction         Industrial            n No.)
           of            Classification
     Incorporation        Code Number)
           or
     Organization)
                         401 East Pratt
                             Street
                           28th Floor
                           Baltimore,
                            Maryland
                             21202
                         (410) 625-9656
(Address and Telephone Number of Principal Executive Office)
                           ___________________
                Nathan A. Chapman, Jr., Chairman
                     Chapman Holdings, Inc.
                     401 East Pratt Street
                           28th Floor
                   Baltimore, Maryland  21202
                         (410) 625-9656
  (Name, Address and Telephone Number of Agent for Service)
                         __________________
                              Copy to:
                              '
                  Elizabeth R. Hughes, Esq.
              Venable, Baetjer and Howard, LLP
            1800 Mercantile Bank & Trust Building
                      Two Hopkins Plaza
               Baltimore, Maryland  21201-2978
                       (410) 244-7608
                     __________________

Approximate date of proposed sale to the public:  Ongoing.

If any of the securities being registered on this form is to be offered on a delayed or continuous basis pursuant to Rule
415  under  the Securities Act of 1933, check the  following
box.   [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

THIS REGISTRATION STATEMENT RELATES TO THE REGISTRATION OF
AN INDEFINITE NUMBER OF SHARES SOLELY FOR MARKET-MAKING
TRANSACTIONS. PURSUANT TO RULE 429, THIS REGISTRATION
STATEMENT RELATES TO SHARES PREVIOUSLY REGISTERED ON FORM SB-
2 (FILE NO. 333-43487).






PART II    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 27.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following exhibits are filed as part of this Registration Statement:

EXHIBIT
 NO.
DESCRIPTION

1.1  Underwriting Agreement between the Company and The
     Chapman Co. 2/

1.2  Qualified Independent Underwriter Agreement between the
     Company and Ferris Baker Watts, Incorporated. 2/

1.3  Escrow Agreement between the Company and UMB Bank, N.A.
     2/

3.1  Articles of Incorporation of the Company. 1/

3.2  By-laws of the Company. 1/

3.3  Amendment 1 to Bylaws 4/

34   Form of Common Stock Certificate. 1/

5.   Opinion of Venable, Baetjer and Howard, LLP 2/

10.1 $106,922.68 Promissory Note to The Chapman Co. from
     Nathan A. Chapman, Jr. dated December 31, 1996. 1/

10.2 Chapman Holdings, Inc. 1998 Omnibus Stock Plan. 1/

10.3 Fully Disclosed Clearing Agreement between RPR Clearing
     Services and The Chapman Co. dated April 1, 1993, as amended June 16, 1993 and February 4, 1997. 1/

10.4 [Reserved]

10.5 Placement Agency Agreement between DEM, Inc. and The
     Chapman Co. dated May 30, 1997 1/

10.6 Distribution Agreement between The Chapman Co.    and
     The Chapman Funds, Inc. on behalf of The Chapman U.S.
     Treasury Money Fund and The Chapman Institutional Cash
     Management Fund dated April 30, 1997. 1/

10.7 Distribution Agreement between The Chapman Co.    and
     The Chapman Funds, Inc. on behalf of the DEM Equity
     Fund dated October 28, 1997. 1/

10.8 Equipment Lease Agreement between The Chapman Co. and
     Chapman Limited Partnership I dated October 1, 1993. 1/

10.9 Trademark Assignment from The Chapman Co. to Nathan A.
     Chapman, Jr. dated December 24, 1997. 1/

10.10     Trademark Assignment from The Chapman Co. to
     Nathan A. Chapman, Jr. dated December 24, 1997. 1/

10.11     License Agreement between The Chapman Co. and
     Nathan A. Chapman, Jr dated December 26,     1997. 1/

10.12     $763,367 Promissory Note to The Chapman Co. from
     Chapman Capital Management, Inc. dated December 28,
     1997. 2/

10.13     Lock-up Agreement between the Company and Nathan
     A. Chapman, Jr. dated December 28, 1997. 2/

10.14     $176,250 Promissory Note to The Chapman Co. from
     Nathan A. Chapman, Jr. dated February 11, 1998. 2/

10.15     $285,587 Promissory Note to the Company from
     Nathan A. Chapman, Jr. dated March 11, 1998. 3/

10.16     $100,000 Promissory Note to The Chapman Co. from
     Nathan A. Chapman, Jr. dated May 1, 1998. 3/

10.17     $51,690 Promissory Note to the Company from Nathan
     A. Chapman, Jr. dated December 31, 1998. 4/

21   Subsidiaries of the Company. 4/

23.1 Consent of Arthur Andersen LLP 4/

23.2 Consent of Venable, Baetjer and Howard, LLP (included in Exhibit 5)

24   Power of Attorney. 4/

1/   Incorporated by reference to the Company's Registration
Statement on Form SB-2 (File No. 333-43487) as filed with the Securities and Exchange Commission on December 30, 1997.

2/   Incorporated by reference to Pre-Effective Amendment  1
to  the Company's Registration Statement on Form SB-2  (File
No.  333-43487)  as filed with the Securities  and  Exchange
Commission on February 17, 1998.

3/   Incorporated  by  reference to the Company's  Quarterly
Report  on Form 10-QSB (File No. 0-23587) as filed with  the
Securities and Exchange Commission on November 16, 1998.

4/    Filed herewith.

                         SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Post-Effective Amendment 1 to the Registration Statement to be signed on its behalf by the undersigned, in the city of Baltimore, state of Maryland, on March 18, 1999.

                              CHAPMAN HOLDINGS, INC.


                              By:  /S/ NATHAN A. CHAPMAN,
JR.
                                      Nathan A. Chapman, Jr.
                                      President and Chairman
of the Board

In accordance with the requirements of the Securities Act of 1933, this Post-Effective Amendment 1 to the Registration
Statement has been signed by the following persons in the capacities and on the dates indicated.


Signatures                 Title and Capacity  Date

                                               March 18,
/S/ NATHAN A. CHAPMAN, JR. President and       1999
Nathan A. Chapman, Jr.     Chairman of the
                           Board (Principal
                           Executive Officer)

                                               March 18,
/S/ M. LYNN BALLARD        Treasurer           1999
M. Lynn Ballard            (Principal
                           Financial Officer
                           and Principal
                           Accounting
                           Officer)
The Entire Board of
Directors

   Nathan A. Chapman, Jr.
   Donald V. Watkins
   Earl U. Bravo
   Lottie H. Shackelford
                                               March 18,
                                               1999
By: /S/ NATHAN A. CHAPMAN,
JR.
       Nathan A. Chapman,
Jr.
       Attorney-in-Fact


                        EXHIBIT INDEX

 EXHIBIT NO.              DESCRIPTION              PAGE NO.

     3.3       Amended By-laws of the Company.

    10.17      $51,690  Promissory Note  to  the
               Company  from Nathan A.  Chapman,
               Jr. dated December 31, 1998.

     21        Subsidiaries of the Company.

    23.1       Consent of Arthur Andersen LLP

     24        Power of Attorney.


BA3DOCS1\0109047.02